

December 1, 2014

Via E-mail
Leslie S. Magee, Chief Financial Officer
H&E Equipment Services, Inc.
7500 Pecue Lane
Baton Rouge, Louisiana 70809

    **RE:   H&E Equipment Services, Inc.**
          **December 31, 2013 Form 10-K filed February 28, 2014**
          **File No. 0-51759**

Dear Ms. Magee:

        We have reviewed your filings and have the following comments. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response. After reviewing the information you provide in response to the comments we may have additional comments.

Management's Discussion and Analysis, page 29

1. Item 303 of Regulation S-K requires insight and analysis into material opportunities, challenges, risks, and material trends and uncertainties. In your earnings call for the 4[th] quarter of 2013, management provided certain observations about the company's industrial focus in the Gulf Coast and inner mountain regions as primary drivers of revenue and gross profit, both in 2013 and 2014. Yet, there is a noticeable absence of meaningful disclosure in your Form 10-K discussing the importance of these regions to your overall financial condition and how management is reacting to the projected capital spending in these regions, particularly the Gulf Coast. In the same call, management also indicated that the company is projecting very strong growth in the rental segment in 2014, but there is no corresponding disclosure in your filing that addresses management's views about the opportunities and challenges associated with a primary driver of internal growth. We believe your MD&A could benefit from a careful reexamination of the core principles underlying the disclosure for this, as it is set forth in the statutory requirements of Item 303 of Regulation S-K and numerous Commission releases, including Release No. 34-48960. Please advise.

2. It appears that you have relied substantially on borrowings to fund the net cash flow deficits (operating less investing cash flows) incurred during 2010-2014. In future filings, including on Forms 10-Q, please quantify in MD&A the amount you can borrow under existing credit facilities without causing a default on any of your debt covenants. In this

regard, we note your disclosure on page 14 that you are restricted in your ability to incur more debt. See Section 501.13 of the Financial Reporting Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sherry Haywood at (202) 551- 3345 or Jay Ingram at (202) 551-3397 if you have any questions regarding comment 1. You may contact Al Pavot at (202) 551-3738 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have any questions regarding comment 2.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief